UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Carlyle AlpInvest Private Markets Secondaries Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

Telephone Number (including area code): 646-735-4293

Name and address of agent for service of process:

Cameron Fairall

AlpInvest Private Equity Investment Management, LLC

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes	[ ] No

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York in the State of New York on the 28th day of February, 2025.

CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND

/s/ Cameron Fairall
By:	Cameron Fairall
President and Principal Executive Officer

ATTEST:	/s/ Sarah Greenfield
	By:	Sarah Greenfield